UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Belle Holdings, Inc.
   6000 Fairview Road
   Suite 1410
   Charlotte, NC  28210
   USA
2. Issuer Name and Ticker or Trading Symbol
   Global Capital Partners, Inc.
   ("GCAP")
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   11/30/1999
5. If Amendment, Date of Original (Month/Year)
   12/10/1999
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
10% Convertible Prefer|1:1     |11/08|P   | |1,000,000  |A  |Immed|01/01|Common Stock|1,000,0|$2.063 |1,000,000   |D  |            |
red Stock, Series A   |        |/99  |    | |           |   |.    |/05  |, $0.05 par |00     |       |            |   |            |
                      |        |     |    | |           |   |     |     |value       |       |       |            |   |            |
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Common Stock Purchase |$2.85   |11/08|P   | |700,000    |A  |Immed|11/09|Common Stock|700,000|$0.15  |-           |D  |            |
Warrants (Right to Buy|        |/99  |    | |           |   |.    |/02  |, $0.05 par |       |       |            |   |            |
)                     |        |     |    | |           |   |     |     |value       |       |       |            |   |            |
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Common Stock Purchase |$2.85   |11/08|S   | |490,000    |D  |Immed|11/09|Common Stock|490,000|(1)    |210,000     |D  |            |
Warrants (Right to Buy|        |/99  |    | |           |   |.    |/02  |, $0.05 par |       |       |            |   |            |
)                     |        |     |    | |           |   |     |     |value       |       |       |            |   |            |
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Convertible Note, due |.35:1   |11/08|S   | |$2,000,000 |D  |Immed|12/31|10% Converti|700,000|(1)    |$2,000,000(1|D  |            |
12/31/2004            |        |/99  |    | |(1)        |   |.    |/04  |ble Preferre|       |       |)           |   |            |
                      |        |     |    | |           |   |     |     |d Stock, Ser|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |ies A       |       |       |            |   |            |
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Call Option (Right to |(2)     |11/08|J (2| |1,000,000(2|A  |Immed|12/31|10% Converti|1,000,0|(2)    |1,000,000(2)|D  |            |
buy)                  |        |/99  |)   | |)          |   |.    |/00  |ble Preferre|00     |       |            |   |            |
                      |        |     |    | |           |   |     |     |d Stock, Ser|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |ies A       |       |       |            |   |            |
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Call Option (Right to |(3)     |11/08|J (3| |$2,000,000 |D  |Immed|12/31|Convertible |$2,000,|(3)    |(3)         |D  |            |
buy)                  |        |/99  |)   | |(3)        |   |.    |/04  |Notes, due 1|000    |       |            |   |            |
                      |        |     |    | |           |   |     |     |2/31/04     |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Pursuant to the terms of the convertible note, due December 31, 2004, Belle Holdings, Inc. ("Belle") borrowed $2,000,000 of a permittable aggregate principal amount of $4,000,000 in exchange for the convertible note and the 490,000 warrants. In lieu of interest payable with respect to the principal amount due, Belle has assigned to the payee of the note the right to receive any and all dividend payments due on the issuer's 10% Convertible Preferred Stock, Series A (the "Preferred Stock") owned by Belle. The note is convertible at any time and from time to time into shares of the Preferred Stock at a ratio of .35:1. The Preferred Stock is convertible at any time and from time to time into the issuer's common stock, par value
$0.05 per share, at a 1:1 ratio.
(2) In connection with Belle's purchase of 1,000,000 shares of Preferred Stock and 700,000 warrants, Belle received the option, exercisable at any time and from time to time, to buy up to 1 million additional shares of Preferred Stock on the same terms as the initially purchased Preferred Stock.
(3) In connection with Belle's sale of the $2,000,000 convertible note and 490,000 warrants, Belle gave the payee of the note the right to buy up to $2 million aggregate principal amount of additional notes.
SIGNATURE OF REPORTING PERSON
/s/ Martin Sumichrast, President
DATE
June  30, 2000